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ANNUAL REPORTS
SEC Mail Processing FORM X-17A-5
PART III

SEC FILE NUMBER
8-68760

FEB 22 2022

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

Washington, DC

FILING FOR THE PERIOD BEGINNING ____01/01/21____ AND ENDING ____12/31/21____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____Reagan Securities, Inc.____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____3495 Piedmont Road NE, Building 10, Suite 920____

                                         (No. and Street)

____Atlanta____   ____GA____   ____30305____

     (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

____Brian Deitz____   ____(404) 233-5545____   ____brian@reaganconsulting.com____

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____Goldman and Company, CPAs PC____

               (Name – If individual, state last, first, and middle name)

____3535 Roswell Road, Ste 32____   ____Marietta____   ____GA____   ____30062____

(Address)   (City)   (State)   (Zip Code)

____06/25/2009____   ____1952____

(Date of Registration with PCAOB)(If applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Brian Deitz_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Reagan Securities, Inc._____, as of ___December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Michelle Appelbaum
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONFIDENTIAL

REAGAN SECURITIES, INC.
Financial Statements
for the Year Ended
December 31, 2021
with
Report of Registered Independent Accounting Firm

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Management of
Reagan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reagan Securities, Inc as of December 31, 2021, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2021 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Reagan Securities, Inc as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Reagan Securities, Inc's management. Our responsibility is to express an opinion on Reagan Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Reagan Securities, Inc.'s financial statements. The supplemental information is the responsibility of Reagan Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

[signature]

We have served as the Company's auditor since 2017.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2022

REAGAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2021
ASSETS	
Cash & Cash Equivalents	$ 250,724
Accounts Receivable	136,282
Prepaid Expenses	17,358
TOTAL ASSETS	$ 404,364
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued Payroll	$ 68,141
Other Accrued Liabilities	150,331
TOTAL LIABILITIES	$ 218,472
STOCKHOLDER'S EQUITY	$ 185,892
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 404,364

The Accompanying Notes are an integral part of these Financial Statements.

REAGAN SECURITIES, INC.
STATEMENT OF OPERATIONS

	Year Ended December 31, 2021
REVENUES	$ 33,808,099
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions, Compensation and Benefits	$ 17,150,075
Reimbursed Deal Expenses	52,873
Occupancy	156,328
Regulatory and Compliance	181,565
Technology and Communications	71,765
Other Operating Expenses	115,265
TOTAL EXPENSES	$ 17,727,871
NET INCOME	$ 16,080,228

The Accompanying Notes are an integral part of these Financial Statements.

EXHIBIT C

REAGAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Year Ended December 31, 2021
Beginning Balance - January 1	$ 218,663
Net Income	16,080,228
Less: Distributions to Parent	(16,112,999)
Ending Balance - December 31	$ 185,892

The Accompanying Notes are an integral part of these Financial Statements.

REAGAN SECURITIES, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 16,080,228
Adjustments to Reconcile Net Profit to Net Cash provided by Operating Activities	
(Increase) Decrease in Operating Assets:	
Accounts Receivable	(67,616)
Prepaid Expenses	(3,215)
	(70,831)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	64,254
Accrued Payroll	40,072
	104,326
NET CASH FLOWS FROM OPERATING ACTIVITIES	**$ 16,113,723**
CASH FLOW USED IN FINANCING ACTIVITIES	
Distributions to Parent	(16,112,999)
NET CASH FLOW USED IN FINANCING ACTIVITIES	**$ (16,112,999)**
INCREASE IN CASH FLOWS	**$ 724**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**$ 250,000**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 250,724**

The Accompanying Notes are an integral part of these Financial Statements.

REAGAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A. Reagan Securities ("RS" or the "Company") was formed in November 2010. In December 2011, the Company was approved by the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") for the purpose of operating as a broker-dealer of securities. RS is registered with the SEC and regulated by FINRA and the Georgia Securities Commission. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2021, the Company had net capital of $100,393 which was $85,828 more than its required net capital of $14,565, and the ratio of aggregate indebtedness to net capital was 2.1762 to 1.0.

   The Company is not authorized to hold securities or funds for its customers. Reagan Securities provides merger and acquisition and other advisory services to clients. The Company is wholly-owned by Reagan Consulting, Inc. ("Parent").

   B. The accompanying financial statements are prepared on the accrual basis of accounting.

   C. On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of ASC 606 include merger and acquisition advisory services. Refer to Revenue Recognition Note 6: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

   D. Cash and cash equivalents include cash on hand. For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety (90) days.

   E. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   F. Income taxes have not been provided for as effective December 30, 2013, the Company was approved by the IRS to be a Qualified Subchapter S Subsidiary of its Parent for income tax purposes.

The Company has adopted provisions of FASB Interpretation #48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision for income taxes is necessary and there were no uncertain tax positions.

G.   Subsequent Events: The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 15, 2022, the date on which the financial statements were issued.

H.   The Company is evaluating new accounting standards and will implement as required.

2.   RELATED PARTY TRANSACTIONS

Effective January 1, 2015, the Company entered into an expense sharing agreement with its Parent. According to the terms of the agreement the Company reimburses the Parent for a portion of its overhead expenses including rent, computer, and administrative services. During the year ended December 31, 2021, the Company incurred costs to the Parent in the amount of $325,630 under this agreement of which $39,138 is included in Other Accrued Liabilities on December 31, 2021. The Company reimburses its Parent for actual payroll plus employer payroll tax expenses. The amount incurred in 2021 was $17,150,075. $68,141 of the payroll expense incurred is included in Accrued Payroll on December 31, 2021. The Company also paid its Parent $449,182 for the Parent's portion of joint transactions and related client expenses that were invoiced by the Company.

3.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater.

As of December 31, 2021, the Company had net capital of $100,393, which was $85,828 in excess of its required minimum net capital of $14,565. The Company's percentage of aggregate indebtedness to net capital was 2.1762% as of December 31, 2021.

4.   CONCENTRATIONS

For the year ended December 31, 2021, five (5) clients represented 52% of income.

5. ACCOUNTS RECEIVABLE

The Company has evaluated accounts receivable and determined that no allowance is needed for bad debt. All accounts receivable are deemed collectible at December 31, 2021. The terms of accounts receivable are due when services are provided.

6. REVENUE FROM CONTRACTS WITH CUSTOMERS

These services include agreements to provide merger and acquisition advisory services to customers for which they charge the customers fees. The agreements contain hourly fees and success fees. The success fees may be fixed or represent a percentage of value that the customer receives if and when the merger or acquisition is completed. The Company has evaluated its hourly fee payments to ensure these fees relate to the transfer of a good or service, as a distinct performance obligation, in exchange for the hourly fee. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the hourly fee revenue is classified as deferred revenue on the Statement of Financial Condition. There were no deferred revenues for 2021.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2021

	Year Ended December 31, 2021
TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 185,892
LESS NON-ALLOWABLE ASSETS	
Accounts Receivable (net of commission payable)	68,140
Prepaid Expenses	17,358
Subtotal Non Allowable Assets	85,498
Less: Haircut on Other Securities	0
NET CAPITAL	$ 100,394
AGGREGATE INDEBTEDNESS	
Payables	218,472
TOTAL AGGREGATE INDEBTEDNESS	$ 218,472
PERCENTAGE - Aggregate Indebtedness to Net Capital	217.61%
BASIS NET CAPITAL REQUIREMENT	
Net Capital (above)	$ 100,394
Minimum Net Capital Requirement (See Note A Below)	(14,565)
EXCESS NET CAPITAL	$ 85,829

Note A: Minimum net capital requirement pursuant to Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

Reconciliation with the Company's computation included in Part II, Form 17A-5 as of December 31, 2021. There is no material difference between net capital in Part II, Form X-17A-5 as reported and net capital as reported above.

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31,2021

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE 3

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31,2021**

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Management of
Reagan Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Reagan Securities, Inc.(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Reagan Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reagan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Holdman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2022



February 4, 2022

Re: BROKER DEALERS ANNUAL EXEMPTION REPORT

Reagan Securities, Inc. (the "Firm"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

Throughout the fiscal year ended December 31, 2021, Reagan Securities, Inc. met the identified provision listed below without exception:

- In reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm does not claim an exemption from SEA Rule 15c3-3. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm provides merger and acquisition and other advisory services to customers. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

_____
Authorized Signature

Brian Deitz, CEO
Title

February 4, 2022
Date

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Shareholder and Management of
Reagan Securities Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Reagan Securities Inc. and the SIPC, solely to assist you and SIPC in evaluating Reagan Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021.

Reagan Securities Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement check 2200 dated 7/22/2021, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment (if any) applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Reagan Securities Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Reagan Securities Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA'S PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2022